Wells Fargo Advantage Index Fund

Effective at the close of business on July 16, 2010, the Fund, which is the legal survivor, acquired the net assets of Evergreen Equity Index Fund, the accounting and performance survivor. The purpose of the transaction was to combine 2 funds with similar investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of all of the shares of
Evergreen Equity Index Fund. Shareholders holding Class A, Class B, Class C, Class I and Class IS shares of Evergreen Equity Index Fund received Class A, Class B, Class C, Administrator Class and Class A, respectively, of the Fund in the reorganization. The exchange ratio and number of shares issued to the Evergreen Index Fund were as follows:

Acquired Fund	Value of Net Assets Acquired	Unrealized Appreciation	Exchange Ratio	Number of Shares Issued
Evergreen Equity Index	$338,122,147	$137,666,577	0.84	4,268,353 Class A
			0.83	559,413 Class B
			0.84	2,053,271 Class C
			0.83	1,774,390 Administrator Class

The investment portfolio of the Fund with a fair value of $1,591,379,476 and identified cost of $1,453,712,899 at July 16, 2010 was the principal assets acquired by the accounting and performance survivor. The shares and net assets of the Fund immediately prior to the acquisition were 40,646,939 shares and $1,592,296,663. The aggregate net assets of Evergreen Equity Index Fund immediately prior to the acquisition was $338,122,147. The aggregate net assets of the Fund immediately after the acquisition were $1,930,418,810. For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value; however, the cost basis of the investmentsreceived from the Fund was carried forward to align ongoing reporting the Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed August 1, 2009, the beginning of the annual reporting period for the Fund, the Fund's pro forma results of operations for the year ended July 31, 2010 would have been:

Net investment income $ 33,097,370
Net realized and unrealized gains on investments $219,667,075
Net increase in net assets resulting from operations $252,764,445

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisitionwas completed, it is not practicable to separate the amounts of revenue and earnings of the Fund that have been included in the Statement of Operations since July 19, 2010.